FOR IMMEDIATE RELEASE                       Contact: Guy T. Marcus
October 22, 1997                                     VP-Inv. Rel.
                                                     (214) 978-2691


        HALLIBURTON 1997 THIRD QUARTER EARNINGS INCREASE 60 PERCENT


         DALLAS, Texas -- Halliburton Company (NYSE: HAL) announces 1997 third quarter net income of $121.1 million, an increase of 60 percent compared to the 1996 third quarter net income of $75.5 million. The 1997 third quarter net income includes an $8.6 million after-tax charge (also, $8.6 million pretax) associated with the acquisition costs of NUMAR Corporation. Earnings per share for the 1997 third quarter were $ .47 compared to $ .30 in the year earlier quarter. Consolidated revenues totaled $2,305 million in the 1997 third quarter, a 24 percent increase over the 1996 quarter.
         The Energy Group business segment's 1997 third quarter revenues were $1,502 million, an increase of 35 percent compared to the year earlier quarter. Worldwide revenue growth was experienced with U.S. revenues increasing by 36 percent and international revenues gaining 34 percent, compared to the year ago quarter. The Energy Group's strong growth compares favorably with the 16
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Halliburton Company                         2

percent increase for rotary rigs drilling wells throughout the world during the same time period.
         The Energy Group's 1997 third quarter operating income increased by 72 percent to $202.4 million compared to the 1996 quarter. Robust growth of operating income was experienced and helped to improve operating margins to 13.5 percent in the 1997 third quarter compared to 10.5 percent a year ago.
         The Engineering and Construction Group business segment's revenues increased by 7.7 percent in the 1997 third quarter compared to the 1996 quarter, while operating income increased by 38 percent to $31.3 million during the same time period. As a result, operating margins improved to 3.9 percent compared to
3.0 percent a year earlier. Operating income profitability continues to benefit from efficiencies gained from the restructuring of the business segment in late 1996.
         Dick Cheney, chairman of the board and chief executive officer of Halliburton Company, said, "Halliburton is benefiting from a combination of stronger market conditions and the company's improved competitive position. Worldwide petroleum demand is growing, crude oil and natural gas prices remain strong and our customers have been increasing spending to expand and enhance their positions to participate in long term growth opportunities."
         Cheney  continued, "Halliburton's  improved  operating efficiencies and

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

Halliburton Company                         3

its advantageous worldwide infrastructure is enabling the company to capitalize on opportunities. Also, new technology based products and services are providing meaningful increases to revenues and strengthening our future outlook. Halliburton's technological position was further enhanced by the acquisition of NUMAR Corporation at the end of September. NUMAR's patented Magnetic Resonance Imaging Logging (MRIL(R)) tool utilizes technology widely used in medical diagnostic imaging devices and represents a major breakthrough to evaluate subsurface rock formations in newly-drilled oil and gas wells."
         Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

                                      ###

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

                       HALLIBURTON COMPANY
                CONSOLIDATED STATEMENTS OF INCOME
                           (UNAUDITED)

                          Quarter Ended         Nine Months
                           September 30         September 30
                      ---------- ---------- ---------- ----------
                         1997       1996 *     1997       1996 *
                      ---------- ---------- ---------- ----------
                       Millions of dollars except per share data

Revenues
Energy Group          $ 1,501.8  $ 1,114.3  $ 4,078.5  $ 3,010.4
Engineering and
 Construction Group       802.9      745.6    2,354.8    2,385.0
                      ---------- ---------- ---------- ----------
  Total revenues      $ 2,304.7  $ 1,859.9  $ 6,433.3  $ 5,395.4
                      ========== ========== ========== ==========
Operating income
Energy Group          $   202.4  $   117.5  $   479.7  $   324.7
Engineering and
 Construction Group        31.3       22.6       90.7       32.1
Special charges            (8.6)     (73.6)      (8.6)     (85.8)
General corporate          (8.1)      (9.2)     (24.1)     (26.4)
                      ---------- ---------- ---------- ----------
  Total operating
   income                 217.0       57.3      537.7      244.6

Interest expense          (13.4)      (6.9)     (29.2)     (17.7)
Interest income             2.8        4.8        9.3       11.9
Foreign currency
 gains (losses)            (0.3)      (0.5)       0.3       (2.7)
Other nonoperating,
 net                       (0.1)       0.3        0.4        0.4
                      ---------- ---------- ---------- ----------
Income before
income taxes and
 minority interests       206.0       55.0      518.5      236.5

(Provision) benefit
 for income taxes         (81.2)      20.8     (202.4)     (43.5)

Minority interest
in net (income) loss
of subsidiaries            (3.7)      (0.3)     (10.1)      (0.2)
                      ---------- ---------- ---------- ----------
Net income            $   121.1  $    75.5  $   306.0  $   192.8
                      ========== ========== ========== ==========

Income per share **   $    0.47  $    0.30  $    1.19  $    0.77

Average common
and common share
equivalents
outstanding               257.4      252.2      256.4      251.5

* Restated for Landmark Graphics Corporation pooling of interests and business realignment.

** Per share amounts are based upon average number of common and common share equivalents outstanding adjusted for the two-for-one common stock split declared on June 9, 1997, and effected in the form of a stock dividend on July 21, 1997, to shareholders of record at June 26, 1997.


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